



Tampon Tribe, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $250,000

Offering End Date: May 15, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $80,000

Company Details:

Name: Tampon Tribe, Inc.

Founded: August 30, 2019

Address: 2609 Brighton Ave, Suite B
Los Angeles, CA 90018

Industry: Sanitary Paper Product Manufacturing

Employees: 3

Website: www.tampontribe.com

Use of Funds Allocation:

If the maximum raise is met:

$125,000 (50.00%) – of the proceeds will go towards inventory
$56,875 (22.75%) – of the proceeds will go towards marketing
$56,875 (22.75%) – of the proceeds will go towards sales expansion
$11,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 14,200 Followers





Business Metrics:

	FY20	FY21	YTD FY22
Total Assets	$304,740	$209,907	$1,284,635
Cash & Cash Equivalents	$271,634	$146,813	$41,395
Accounts Receivable	$1,923	$1,923	$965,325
Short-term Debt	$20,660	$7,276	$786
Long-term Debt	$578,426	$578,309	$613,619
Revenue	$987,796	$574,528	$1,145,548
Cost of Goods Sold	$493,035	$306,130	$449,342
Taxes	$0	$0	$0
Net Income	$143,105	-$81,332	$330,228

Recognition:

Tampon Tribe, Inc. (DBA Tampon Tribe) founders, Jen and Gaby have been working together for 16 years and after starting the business on a counter-top, they now have a full line of tampons, pads, liners, cups and period undies (and a small warehouse in LA). They developed their products to enable everyone in their communities access to organic, quality products. Their cotton is grown to the highest international certified organic standards. Everything from the soil, to water use and chemicals (of which there are none), is strictly monitored and regulated. All orders ship using zero-waste materials, with no plastics. Everything the customer receives from Tampon Tribe is compostable - tampons, pads, liners and period undies, and packaging. Tampon Tribe meets 10 of the United Nations' 17 Sustainable Development Goals with a fully traceable supply chain, from soil to consumer.

About:

Tampon Tribe, Inc. (DBA Tampon Tribe) is a women, LGBTQIA+, and Latina-owned small business that cares passionately about health and equity. They're on a mission to eliminate all toxins from period products and all single-use plastics from the planet, and they're cash-flow positive. Tampon Tribe is today, proudly the U.S.' only sustainable, organic, GMO-free, and plastic-free period products company.

For more information, contact our Customer Support Team at support@thesmbx.com

